November 29, 2005

Mr. Lynn A. Peterson, President and Chief Executive Officer
Kodiak Oil & Gas Corp.
1625 Broadway, Suite 330
Denver, Colorado 80202

      Re:  	Kodiak Oil & Gas Corp.
      Registration Statement on Form 20-F
		Filed November 23, 2005
		File No. 0-51635

Dear Mr. Peterson:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities
Exchange
Act of 1934, the rules and regulations under the Act, and the requirements of the form. Specifically, the audit report must name the auditor pursuant to Article 2 of Regulation S-X, and the auditor`s consent must be filed as an exhibit pursuant to Item
10G.
Consequently, the Form 20-F is an incomplete filing.

	For these reasons, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	You are advised that the registration statement becomes effective through operation of law 60 days from the date of filing, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

      We suggest that you file a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

      						Sincerely,


							H. Roger Schwall
							Assistant Director
cc: Randal R. Jones
     (206) 903-8820
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Mr. Lynn A. Peterson
Kodiak Oil & Gas Corp.
November 29, 2005
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REVISED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
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